Exhibit 99.1

Content

i

Dear Shareholders,

We submit, for your consideration, the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”) for the first quarter ended March 31, 2026.

We highlight the following facts in the first quarter of 2026:

Economic context

The first quarter of 2026 was marked by the continuation of the global disinflation process, albeit at a more gradual pace, in an environment of moderate economic growth and increased geopolitical uncertainties. In Brazil, the start of the interest rate cut cycle was confirmed amid more benign inflation, despite localized pressures from food and fuel. In the United States, activity began to show signs of stabilization, while inflation continued on a decelerating path, leading the Federal Reserve to maintain a cautious and data-dependent stance, without starting the monetary easing cycle. In Europe, activity remained weak, with inflation slowing down but still above the target, keeping the European Central Bank in a cautious stance. China continued to face challenges related to domestic demand and the real estate sector, amid gradual stimulus measures and a more uncertain external environment. In the markets, the period was characterized by increased volatility, reflecting geopolitical tensions, fluctuations in commodity prices (especially oil), and changes in exchange rates, with mixed performance of risk assets.

In Brazil, the first quarter was marked by the beginning of the monetary easing cycle, supported by a more favorable inflationary dynamic. The IPCA - Extended Consumer Price Index continued to slowdown, reinforcing the reading of convergence to the target, although with pressures coming from more volatile components, such as food and fuels, throughout the period. Core inflation remained above the level consistent with the midpoint of the target, but with signs of gradual easing. Economic activity showed moderation, reflecting the lagged effects of the restrictive monetary policy implemented throughout 2025, although recent indicators have pointed to more resilient growth in some segments. The labor market remained relatively strong, with the unemployment rate at low levels, although there were initial signs of a slowdown on the margin. In the fiscal area, the environment remained challenging, with attention focused on achieving targets and the dynamics of expenses. The Central Bank began the Selic rate cut cycle this quarter, emphasizing in its communication the need for caution and data dependence for the continuation of the process, especially given a more uncertain external scenario. In this context, the easing cycle is expected to be more gradual and restrictive than initially anticipated, reflecting the persistence of elevated core inflation, the partial unanchoring of inflation expectations, and uncertainties regarding the fiscal and external outlooks.

In Europe, the first quarter was characterized by still fragile economic growth and the continuation of the disinflation process. The moderation in energy prices contributed to the slowdown of headline inflation, although service inflation remained pressured, requiring caution from monetary authorities. The European Central Bank kept its monetary policy unchanged throughout the period, reinforcing data dependence and the need for greater confidence in inflation convergence before any potential interest rate cuts. Economic activity remained heterogeneous across bloc countries, with gradual recovery in domestic demand in some economies, but persistent weakness in industry, particularly in sectors most exposed to global trade. The European environment also reflected geopolitical uncertainties and fluctuations in energy prices, maintaining a challenging scenario.

In the United States, data released throughout the first quarter indicated a stabilization of economic activity at levels close to potential, while inflation continued on a path of deceleration, albeit gradually. Price indicators recorded progress in the disinflation process, although with some resistance in more inertial components. The job market showed signs of moderation, with a slower pace of job creation, although remaining solid in historical terms. In this context, the Federal Reserve kept the interest rate unchanged throughout the quarter, adopting a cautious and data-dependent stance amid uncertainties related to the inflationary outlook and the global environment. The interest rate curve reflected this scenario, with adjustments throughout the period, while the dollar showed oscillating movements, influenced by both external factors and geopolitical issues.

China started 2026 still facing significant challenges related to domestic demand and the real estate sector, in an environment of moderate growth. The authorities maintained the strategy of gradual and targeted stimuli, aiming to sustain economic activity. Producer price inflation remained at low levels, reflecting excess capacity and still subdued demand in industrial segments, while consumer inflation remained moderate. Economic growth remained relatively stable, although without signs of stronger acceleration, reinforcing the need for the continuation of support policies, especially aimed at domestic consumption and the stabilization of the real estate sector, amid a more uncertain external environment.

Business performance

In the first quarter of 2026, despite the more challenging geopolitical and macroeconomic environment, the Financial Advisory area remained active, with well-diversified activities and mandates, including mergers and acquisitions, restructurings, as well as the preparation of fairness opinions for companies from different economic sectors. Four transactions have been announced, totaling a volume of R$ 6.1 billion.

The Capital Markets area maintained a strong pace of activity, leveraging the continued demand from issuers for debt instruments and the greater appetite from fixed-income investors for the primary market. During this period, R$ 2.4 billion was issued and 19 debt operations were structured, including CRIs, Debentures, CCBs, FIIs and FIDCs.

The Treasury Sales & Structuring area observed volatility in revenue generation, mainly explained by geopolitical conditions and the typical seasonality of year-end closing. Still, the trading volume of derivatives and foreign exchange in the quarter reached R$ 4.3 billion.

The Wealth Management area continued its growth and expansion plan throughout the quarter, partially impacted by the depreciation of the dollar due to a large portion of the managed assets being from international managed portfolios. At the end of March 2026, the Wealth Under Advisory reached R$ 6.1 billion.

Consolidated financial performance

Total revenues reached R$ 134.8 million in 1Q26, compared to R$ 127.5 million in 1Q25, reflecting a growth of 5.7%. Net income reached R$ 37.7 million, compared to R$ 43.1 million in the 1Q25, representing a -12.5% change. The return on shareholders’ equity was 19.1%. The Company ended the period with shareholders’ equity of R$ 793.4 million.

Policy on reinvestment and distribution of dividends

The Company does not have a formal policy on reinvestment by its shareholders; all reinvestments verified thus far were deliberated by the shareholders at the AGM/EGM.

The Company’s dividend policy provides for the annual distribution of the mandatory minimum dividend of 25%. However, the Company intends to remunerate its shareholders according to the calculation of the profits earned during the year, making its best efforts to distribute dividends at a higher percentage that established by current legislation.

Social initiatives

The Company supports, through tax incentive laws, non-governmental organizations with projects mainly related to health, education, sports, diversity and gender equity.

Relationship with independent auditors

Pursuant to the provisions of CVM Resolution 162/22 of the Brazilian Securities and Exchange Commission, the Company has an established policy and process for hiring an independent audit, considering aspects of transparency, compliance, objectivity and independence. Furthermore, aspects of potential conflicts of interest when engaging the same audit company for services of other natures are assessed to mitigate risks of loss of independence or objectivity in the performance of its activities. Information related to audit company fees is made available annually in our Reference Form.

Executive Board

Accountant

Hideo Antonio Kawassaki

CRC 1SP 184007/O-5

BRBI BR Partners S.A.

Condensed statements of financial position as of March 31, 2026 and December 31, 2025

(In thousands of reais)

		Parent Company		Consolidated
	Notes	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Assets
Cash and cash equivalents	4	16,964	29,504	118,420	137,792
Financial assets at fair value through profit or loss	5a	97,251	89,557	13,258,314	11,712,650
- Government bonds		-	-	12,988,707	11,369,995
- Private securities		-	-	172,356	174,349
- Investment fund quotas		97,251	89,557	97,251	168,306
Financial assets at fair value through other comprehensive income	5b	-	-	2,959,096	3,308,755
- Private securities		-	-	1,180,174	1,385,470
- Investment fund quotas		-	-	1,778,922	1,923,285
Derivative financial instruments	6a	1,584	3,011	1,126,184	1,023,349
Financial asset at amortized cost	7	-	-	454,279	1,124,190
- Loans		-	-	158,926	184,958
- Other financial assets at amortized cost		-	-	295,353	939,232
Dividends receivable		55,496	55,496	-	-
Other assets		1,185	3,072	43,467	26,874
Deferred tax assets	17b	5,607	5,607	154,289	92,425
Equity-accounted investees	9	655,298	627,399	-	-
Property, plant and equipment		-	-	47,840	44,265
Intangible assets		-	-	11,481	12,283
Total assets		833,385	813,646	18,173,370	17,482,583

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of financial position as of March 31, 2026 and December 31, 2025

(In thousands of reais)

		Parent Company		Consolidated
	Notes	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Liabilities
Financial liabilities at fair value through profit or loss	11a	-	-	1,268	33,222
Financial liabilities at amortized cost	11b	-	-	16,663,416	16,062,202
- Repurchase agreements		-	-	11,332,812	9,938,917
- Client deposits		-	-	1,252,004	1,637,964
- Funds from securities issued		-	-	3,919,985	3,703,658
- Other financial liabilities		-	-	158,615	781,663
Derivative financial instruments	6a	1,836	1,666	384,927	344,451
Amounts payable		19,681	9,695	77,075	53,934
- Suppliers		270	251	3,364	11,243
- Other amounts payable	10	19,411	9,444	73,711	42,691
Taxes payable		161	158	16,141	19,998
Current tax liabilities		-	3,173	6,484	9,382
Deferred tax liabilities	17b	18,272	15,656	230,624	176,096
Total liabilities		39,950	30,348	17,379,935	16,699,285

Shareholders’ equity
Capital	12a	674,940	674,940	674,940	674,940
Capital reserves		(30,193)	(30,193)	(30,193)	(30,193)
Profit reserves		130,126	149,025	130,126	149,025
Other comprehensive (loss)		(19,152)	(10,474)	(19,152)	(10,474)
Retained earnings		37,714	-	37,714	-
Total shareholders’ equity		793,435	783,298	793,435	783,298
Total liabilities and shareholders’ equity		833,385	813,646	18,173,370	17,482,583

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of profit or loss for the three-month period ended March 31

(In thousands of reais)

		Parent Company		Consolidated
	Notes	03/31/2026	03/31/2025	03/31/2026	03/31/2025

Interest revenues and gains on financial instruments		9,809	6,487	2,768,529	1,864,332
Interest expenses and (losses) on financial instruments		(3,045)	(1,615)	(2,721,918)	(1,818,712)
Net interest revenue (expense) and gains (losses) on financial instruments	14	6,764	4,872	46,611	45,620

Revenues from rendering of services		-	-	88,196	81,866
Total service revenues		-	-	88,196	81,866

Total revenues	13	6,764	4,872	134,807	127,486

Personnel expenses		(1,391)	(1,119)	(40,595)	(34,089)
Administrative expenses	15	(1,152)	(3,856)	(41,110)	(27,620)
Tax expenses	16	-	-	(8,043)	(10,741)
Provision due to expected credit losses		-	-	(821)	(521)
Other revenues		-	-	197	139
Other expenses		(468)	(313)	(679)	(411)
Operating expenses		(3,011)	(5,288)	(91,051)	(73,243)

Profit/(loss) before income tax		3,753	(416)	43,756	54,243

Equity in net income of subsidiaries	9	36,577	43,719	-	-
Profit before income tax		40,330	43,303	43,756	54,243

Income taxes	17a	(2,616)	(180)	(6,042)	(11,120)
Profit for the period		37,714	43,123	37,714	43,123

Profit attributed to the Company’s shareholders	12c			37,714	43,123
Profit attributable to common shares				24,012	27,456
Earnings per common share				0.12	0.14
Profit attributable to preferred shares				13,702	15,667
Earnings per preferred share				0.12	0.14

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of comprehensive income for the three-month period ended March 31

(In thousands of reais)

	Parent Company		Consolidated
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Profit for the period	37,714	43,123	37,714	43,123

Items that may not be subsequently reclassified to income (loss)	(8,678)	(1,236)	(8,678)	(1,236)
Fair value through other comprehensive income (FVOCI)
- Adjustment to fair value	(15,287)	(1,982)	(15,287)	(1,982)
- Tax effect	6,879	892	6,879	892
Foreign operations - foreign currency translation differences	(270)	(146)	(270)	(146)

Comprehensive income attributable to:
Company’s shareholders	29,036	41,887	29,036	41,887

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of changes in shareholders’ equity for the three-month period ended March 31

(In thousands of reais)

			Profit reserve		Other comprehensive income
	Capital	Capital reserves	Legal	Other profit reserves	Equity valuation adjustments	Accumulated translation adjustment	Retained earnings	Total shareholders’ equity

December 31, 2024	674,940	(30,193)	54,686	114,559	(9,030)	(372)	-	804,590
Profit for the period	-	-	-	-	-	-	43,123	43,123
Other comprehensive (loss)	-	-	-	-	(1,090)	(146)	-	(1,236)
Interim dividends – 2025	-	-	-	(31,499)	-	-	-	(31,499)
Additional dividends - 2024	-	-	-	(18,899)	-	-	-	(18,899)
March 31, 2025	674,940	(30,193)	54,686	64,161	(10,120)	(518)	43,123	796,079

December 31, 2025	674,940	(30,193)	63,440	85,585	(10,554)	80	-	783,298
Profit for the period	-	-	-	-	-	-	37,714	37,714
Other comprehensive (loss)	-	-	-	-	(8,408)	(270)	-	(8,678)
Interim dividends – 2026	-	-	-	(18,899)	-	-	-	(18,899)
March 31, 2026	674,940	(30,193)	63,440	66,686	(18,962)	(190)	37,714	793,435

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of cash flows for the three-month periods ended March 31

(In thousands of reais)

	Parent Company		Consolidated
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Cash flows from operating activities
Profit for the period	37,714	43,123	37,714	43,123
Adjustments for:
Effect of changes in exchange rates on cash and cash equivalents	-	-	(11,354)	(15,931)
Impairment losses	-	-	821	521
Depreciation and amortization	-	-	2,537	2,485
Deferred taxes	2,616	181	(7,336)	6,419
Provision / update of contingencies	-	-	85	54
Share of profit of equity-accounted investees	(36,577)	(43,719)	-	-
Interest expenses - subordinated financial bills	-	-	(27,913)	(17,051)
Adjusted net income	3,753	(415)	(5,446)	19,620

Change in:
Financial assets at fair value through profit or loss	(7,694)	(6,132)	(1,545,664)	(740,100)
Derivative financial instruments	1,597	1,260	(62,359)	157,759
Financial assets at amortized cost
- Loans	-	-	25,211	(87,723)
- Other financial assets at amortized cost	-	-	643,879	274,236
Financial assets at fair value through other comprehensive income	-	-	340,981	(90,311)
Other assets	1,887	(78)	(16,592)	1,273
Amounts payable – Suppliers	19	(8)	(7,879)	548
Financial liabilities at amortized cost
- Repurchase agreements	-	-	1,393,895	511,626
- Client deposits	-	-	(385,960)	(125,541)
- Debt issued and others	-	-	259,806	385,040
- Other financial liabilities	-	-	(623,048)	(410,865)
Financial liabilities at fair value through profit or loss	-	-	(31,954)	-
Taxes payable	(2,205)	158	(1,859)	6,943
Other amounts payable	(8,932)	1,029	11,628	(17,579)
Cash (used in) operating activities	(11,575)	(4,186)	(5,361)	(115,074)
Income tax and social contribution paid	(965)	-	(4,896)	(13,801)
Net cash (used in) operating activities	(12,540)	(4,186)	(10,257)	(128,875)
Cash flows from investment activities
Payment of capital in equity-accounted investees	-	-	-	(6)
Dividends received	-	4,185	-	-
Acquisition of property, plant and equipment for use	-	-	(2,972)	(468)
Cash generated by (used in) investment activities	-	4,185	(2,972)	(474)
Cash flows from financing activities
Lease liabilities	-	-	(1,931)	(2,038)
Payment of interest from subordinated financial bills	-	-	(15,566)	-
Issuance of subordinated financial bills			-	89,700
Cash flow generated by (used in) financing activities	-	-	(17,497)	87,662

(Decrease) in cash and cash equivalents	(12,540)	(1)	(30,726)	(41,687)
Cash and cash equivalents at the beginning of the period	29,504	2	137,792	575,235
Effect of changes in exchange rates on cash and cash equivalents	-	-	11,354	15,931
Cash and cash equivalents at the end of the period	16,964	1	118,420	549,479
(Decrease) in cash and cash equivalents	(12,540)	(1)	(30,726)	(41,687)

Supplementary information of operating cash flows
Interest received			655,020	468,134
Interest paid			(490,520)	(365,101)

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of value added for the three-month period ended March 31

(In thousands of reais)

	Parent company		Consolidated
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
Revenues	9,809	6,487	2,856,101	1,945,816
Financial Intermediation	9,809	6,487	2,768,529	1,864,332
Rendering of services	-	-	88,196	81,866
Impairment losses	-	-	(821)	(521)
Other	-	-	197	139

Financial expenses	(3,045)	(1,615)	(2,721,918)	(1,818,712)

Inputs acquired from third parties	(1,620)	(4,170)	(37,991)	(24,006)
Materials, energy and others	(650)	(383)	(11,144)	(9,741)
Outsourced services	(502)	(3,473)	(26,167)	(13,854)
Other operating expenses	(468)	(314)	(680)	(411)

Gross value added	5,144	702	96,192	103,098

Depreciation and amortization	-	-	(2,537)	(3,504)

Net value added produced by the Company	5,144	702	93,655	99,584

Value added received as transfer	36,577	43,720	-	-
Equity in net income of subsidiaries	36,577	43,720	-	-

Total value added payable	41,721	44,422	93,655	99,594

Distribution of value added	41,721	44,422	93,655	99,594

Personnel	1,189	976	35,504	29,517
Direct remuneration	1,069	773	31,152	24,610
Benefits	115	197	3,740	4,110
FGTS (severance indemnity fund)	5	6	612	797

Taxes, duties and contributions	2,818	323	19,176	26,443
Federal	2,818	323	14,859	22,426
Municipal	-	-	4,317	4,017

Third-party capital remuneration	-	-	1,261	511
Rents	-	-	1,261	511

Remuneration of equity capital	37,714	43,123	37,714	43,123
Profit for the period	37,714	43,123	37,714	43,123

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

1. Operations

BRBI BR Partners S.A. (“Company” or “Parent Company”, and jointly with subsidiaries, “BR Partners Group” or “Group”) is a publicly-held corporation, headquartered at Avenida Brigadeiro Faria Lima nº 3.732 – 28º floor, in the city of São Paulo, State of São Paulo, and shares traded in units on stock exchanges.

In Brazil, shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”) under the ticker BRBI11. Each unit consists of two preferred shares and one common share. The Company also has Level II American Depositary Receipt (“ADRs”), which are backed by four units listed on the B3 and traded on the Nasdaq Inc.

The Company is engaged in investing in other companies, domestic or foreign, as a partner, quota holder or shareholder and management of our assets. The ultimate control is held by BR Partners Holdco Participações S.A. (“Holdco”), which holds for 29% and 55.01% at March 31, 2026 and December 31, 2025, respectively – of the Company’s total capital.

The Group is part of a context of businesses related to investment banking, capital markets, treasury for clients, investments and wealth management.

2. Preparation basis and presentation of condensed interim financial information

a. Statements of conformity (regarding the IFRS and Accountant Statements Committee - CPC rules)

The condensed parent company and consolidated interim financial information was prepared in accordance with Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All material information specific to the condensed parent company and consolidated interim financial information, and only thereto, is being ascertained, and corresponds to the information used by Management in managing the company.

The information regarding the bases for the preparation and presentation of the condensed parent company and consolidated interim financial information, as well as summary of material accounting policies did not undergo material changes in relation to those disclosed in the Company’s parent company and consolidated financial statements for the year ended December 31, 2025, which should be read together.

The Company’s condensed interim financial information was approved by the Board of Directors on May 5, 2026.

b. Functional and presentation currency

The condensed parent company and consolidated interim financial information is presented in thousands of Reais, which is the Company’s functional currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the transaction dates, with exchange gains and losses recognized in the statements of profit or loss in the “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments” captions.

For investments abroad that have a functional currency other than the Real, the effects of the translation are recorded in shareholders’ equity under “Other Comprehensive Income”.

c. Condensed interim financial information

In the process of interim financial information consolidation, equity interests, asset and liability account balances, revenues, expenses and intercompany unrealized income were eliminated.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

We highlight the subsidiaries (direct and indirect) included in the condensed consolidated interim financial information:

			% interest
	Line of business	Country	03/31/2026 (1)	12/31/2025 (1)
Direct subsidiaries
BR Partners Assessoria Financeira Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Gestão de Recursos Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Participações Financeiras Ltda.	Financial holding company	Brazil	99.99	99.99
BR Partners Mercados de Capitais Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria em Soluções de Capital Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	Rendering of Services	Brazil	100	100
Indirect subsidiaries
BR Partners Banco de Investimento S.A.	Investment bank	Brazil	99.99	99.99
BR Partners Europe B.V.	Rendering of Services	Netherlands	100	100
BR Partners Corretora de Seguro Ltda.	Rendering of Services	Brazil	99.99	99.99
Investment funds (2)
Total Fundo de Investimento Financeiro – Classe de Investimento Multimercado Crédito Privado – Responsabilidade Limitada	Investment fund	Brazil	100	100
BR Partners Capital	Investment fund	Cayman	100	100

(1)	Percentages below 100% refer to the interest of BR Partners Holdco Participações S.A. (Holding Company).
(2)	Investment funds in which the Group substantially assumes or retains risks and rewards were consolidated.

d. Use of significant estimates and judgments

In the preparation of this condensed parent company and consolidated interim financial information, Management used judgments and estimates that affect the Group’s application of accounting policies and amounts reported of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a continuous basis. Revisions to estimates are recognized prospectively and information on judgments is continuously reviewed by an annual basis by the Management areas.

Fair value of financial instruments

Financial instruments recorded at fair value in our parent company and consolidated financial information is mainly comprised by financial assets measured at fair value through profit or loss, including derivatives and financial assets measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date.

Financial instruments are categorized within a hierarchy based on the lowest level of information, which is significant for measuring fair value. For instruments classified as Level 3, we use our own judgment to arrive at the fair value measurement.

We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes.

Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive. Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments please, see Note 20.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

3. Risk management

The Group maintains a financial risk management structure – comprising market, credit, liquidity and capital management – based on strategic guidelines and governance by specialized committees. The operational model ensures the segregation of duties, with the Risk Management area operating independently from the business units and reporting directly to the Executive Board for the purposes of monitoring, control, and mitigation of exposures.

a.   Operating limits

Capital is managed by BR Partners Group Management and aims to ensure that the analysis of capital sufficiency (Basel ratio) is performed in an independent and technical manner, considering existing risks and those included in strategic planning.

Consolidated (1)	03/31/2026	12/31/2025
Reference Equity (PR) - (a)	1,295,176	1,296,697
Level I	1,010,029	1,022,245
Principal capital	572,203	586,070
Supplementary capital	437,826	436,175
Level II	285,147	274,452
Subordinated Financial Bills Eligible for Capital	285,147	274,452
Total risk-weighted exposure - (b)	5,770,922	5,741,744
Credit risk	3,376,111	3,511,133
Market risk	1,617,484	1,670,339
Operating risk	777,327	560,272
Basel Ratio - (a/b)	22.4%	22.6%
Tier I Capital	17.5%	17.8%
Tier II Capital	4.9%	4.8%

(1)	The information pertains to BR Partners Banco de Investimento S.A., which follows the regulations of the Brazilian Central Bank for calculating the capital ratio.

In the period ended March 31, 2026 and year ended December 31, 2025, the Basel ratio complies with the minimum amount required by the Central Bank of Brazil (minimum required is 10.5%).

b. Market risk

Market risk is defined as the possibility of incurring losses due to adverse fluctuations in prices, market rates, shares and commodities in the Group’s portfolio positions. Market risk management is defined as the continuous process of identifying, measuring, evaluating, mitigating, monitoring and reporting exposures arising from positions held in foreign exchange, interest rates, shares and commodities, with the objective of keeping them within the regulatory limits.

i. Market risk management

The Group segregates its exposure to market risk between the Trading and Banking portfolios. Trading portfolio includes proprietary positions, which are represented by financial instruments (assets and liabilities) managed based on fair value. The banking portfolio is predominantly characterized by operations from the banking business and related to the management of the Group’s assets (credit portfolio) and liabilities (funding portfolio) financial instruments.

The Assets and Liabilities Committee (“ALCO”) is responsible for setting limits for each type of risk in aggregate and by type of portfolio, mitigating and preventing exposure to market risk. The market risk policy, reviewed annually, defines the market risk management framework.

ii. Market risk exposures – Trading portfolio

The main types of risk in this portfolio are exchange rates, interest rates, price indices and inflation rates. The tool used to measure and control exposure to market risk in the Group’s trading portfolio is Value-at-Risk (“VaR”). The VaR of a trading portfolio is the estimated maximum loss that can occur with a specified probability (confidence level) over a given period, considering adverse market changes. The VaR model used by the Group is parametric, based on a 99% confidence level for daily losses.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

The VaR model used is based on a parametric approach, with daily volatilities calculated for each risk factor using the EWMA (“Exponentially Weighted Moving Average”) methodology, applying a Lambda factor of 0.96 (based on an effective period of 126 observations). Furthermore, the correlation between the daily returns of the risk factors is calculated, resulting in the creation of a correlation matrix that is applied to calculate the portfolio’s VaR.

The general structure of VaR limits is subject to review and approval by ALCO is measured daily to ensure proper monitoring of market risk. Monthly reports are submitted to ALCO for approval and backtesting is also carried out to validate the calculated models.

Presentation of Values at risk (in the year) - Trading Portfolio

	Closing
(R$ amounts in thousands)	03/31/2026	12/31/2025
- Interest rate	226	316
- Price index / inflation rate	1,157	668
- Foreign exchange	124	106
- Other	97	44
Non-correlated Trading Portfolio	1,604	1,134
Correlated Trading Portfolio	1,280	891

iii. Market risk exposures – Banking portfolio

The principal risk to which the Banking portfolio is exposed is the risk of loss due to fluctuations in future cash flows or the fair value of financial instruments because of a change in market interest rates, price index and inflation rates. ALCO is the committee responsible for monitoring and complying with the daily limits for this portfolio.

Banking portfolio risks are calculated based on the contractual cash flows of eligible financial instruments, using the Delta NII methodology, as established by the regulator. Sensitivity analysis for instruments in the Banking portfolio subject to market risk begins by classifying them according to their exposure to risk factors. The Group applies parallel shocks to the respective yield curves as a sensitivity analysis methodology, monitoring the behavior of exposures and the gaps of each risk factor. The methodology used to define the reasonably possible changes in risk factors for a period of 1 year considers probability intervals of 95% and 99%, based on a historical period of 10 years for each risk factor. Aiming to analyze sensitivity, possible stress scenarios were defined, the shocks of which were applied to the operations contained in the Banking portfolio, considering the changes that would negatively affect the Group’s positions, based on market data on the respective dates.

The shocks used in each scenario are described below (delta in annual NII in thousands of Reais):

Interest rate

The risk factors are related to financial instruments (assets and liabilities) which are sensitive to changes in interest rates. The shocks were calculated considering the cash flows of these financial instruments.

●	Scenario 1: +11 bp (0.1% p.a.) in the interest rate in reais.

●	Scenario 2: +54 bp (0.5% p.a.) in the interest rate in reais.

●	Scenario 3: +69 bp (0.7% p.a.) in the interest rate in reais.

	03/31/2026			12/31/2025
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	305	1,448	1,844	349	1,658	2,112
Total	305	1,448	1,844	349	1,658	2,112

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

Price Index/Inflation Rate

These are exposures sensitive to changes in coupon rates related to price indices and inflation rates. The shocks were calculated on the cash flows of the financial instruments (assets and liabilities).

●	Scenario 1: +20 bp (0.20% p.a.) in the price index/inflation rate in Reais.

●	Scenario 2: +57 bp (0.57% p.a.) in the price index/inflation rate in Reais.

●	Scenario 3: +83 bp (0.83% p.a.) in the price index/inflation rate in Reais.

	03/31/2026			12/31/2025
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	2,773	7,815	11,419	4,572	12,885	18,828
Total	2,773	7,815	11,419	4,572	12,885	18,828

c. Credit risk

Credit risk is defined as the possibility of losses associated with the failure, on the part of the borrower or counterparty, to meet their respective financial obligations under the agreed-upon terms, devaluation of the credit agreement resulting from the deterioration in the classification of the borrower’s risk, reduction of gains or remuneration, advantages granted in the renegotiation, and costs of recovery.

The Group has an internal model to assign credit risk ratings to its clients, which considers their size, the nature and complexity of their operations and their risk profile. Accordingly, the main factors considered when constructing the internal rating include the business risk profile, financial risk profile and adjustment factors (financial policy, liquidity, influence of the economic group, etc.).

The estimates of losses due to default are based on the value at risk, the probability of default, and the expected losses from default, taking into account all recovery efforts.

d. Liquidity risk

It is defined as the possibility that the Group may not be able to efficiently meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses. Management is centralized in the Treasury and monitored by the Risk area and the ALCO. The control uses stress scenarios, Minimum Liquidity Reserve (MLR), and Contingency Plan, assessing short-term flows (up to 90 days) and the potential cash depletion under adverse conditions.

Exposure to liquidity risk

We present below the contractual maturities of financial assets and liabilities. These amounts are gross and include accrual of contractual interest.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

		Consolidated - Contractual cash flows
	Total account amount on 03/31/2026	≤3 months	4–12 months	1–3 years	>3 years	Projected balance
Financial assets
- Cash and cash equivalents	118,420	118,420	-	-	-	118,420
- Financial assets at fair value through profit or loss	13,258,314	11,640,557	490,352	588,869	1,384,179	14,103,957
- Financial assets at fair value through other comprehensive income	2,959,096	236,911	23,199	384,388	8,580,802	9,225,300
- Financial asset at amortized cost	454,279	157,043	-	322,185	5,644	484,872
Derivative financial instruments
- Swap	909,640	100,060	81,868	63,675	1,755,605	2,001,208
- NDF	45,471	31,830	7,730	3,638	-	43,198
- Options	132,566	1,326	46,398	115,333	-	163,057
- Futures	38,507	385	1,540	5,006	63,921	70,852
Total	17,916,293	12,286,532	651,087	1,483,094	11,790,151	26,210,864
Financial liabilities
- Financial liabilities at fair value through profit or loss	1,268	1,268	-	-	-	1,268
Amortized cost
- Suppliers	3,364	3,364	-	-	-	3,364
- Client deposits	1,252,004	110,527	756,849	521,109	12,407	1,400,892
- Debt issued and others	3,919,985	352,799	1,411,195	1,881,593	3,959,185	7,604,772
- Repurchase agreements	11,332,812	11,332,812	-	-	-	11,332,812
- Other financial liabilities	158,615	158,615	-	-	-	158,615
- Lease liabilities	36,066	1,931	7,726	15,451	22,533	47,641
Derivatives
- Swap	306,635	33,730	27,597	21,464	591,804	674,595
- NDF	37,508	26,256	6,376	3,001	-	35,633
- Options	26,670	267	9,334	23,203	-	32,804
- Futures	14,114	141	565	1,835	23,430	25,971
Total	17,089,041	12,021,710	2,219,642	2,467,656	4,609,359	21,318,367

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

		Consolidated - Contractual cash flows
	Total account amount on 12/31/2025	≤3 months	4–12 months	1–3 years	>3 years	Projected balance
Financial assets
- Cash and cash equivalents	137,792	137,792	-	-	-	137,792
- Financial assets at fair value through profit or loss	11,712,650	10,142,132	84,251	743,436	1,469,910	12,439,729
- Financial assets at fair value through other comprehensive income	3,308,755	235,308	83,211	627,340	8,310,745	9,256,604
- Financial asset at amortized cost	1,124,190	939,231	-	226,503	-	1,165,734
Derivative financial instruments
- Swap	869,232	43,462	147,770	121,693	1,521,158	1,834,083
- NDF	32,552	12,695	16,276	2,279	-	31,250
- Options	106,239	-	39,308	95,615	-	134,923
- Futures	15,326	7,203	8,123	613	-	15,939
Total	17,306,736	11,517,823	378,939	1,817,479	11,301,813	25,016,054
Financial liabilities
- Financial liabilities at fair value through profit or loss	33,222	33,222	-	-	-	33,222
Amortized cost
- Suppliers	11,243	11,243	-	-	-	11,243
- Client deposits	1,637,964	458,630	720,704	638,806	16,380	1,834,520
- Debt issued and others	3,703,658	163,375	1,306,993	1,568,392	3,278,023	6,316,783
- Repurchase agreements	9,938,917	9,938,917	-	-	-	9,938,917
- Other financial liabilities	749,095	749,095	-	-	-	749,095
- Lease liabilities	32,568	1,850	3,699	20,346	20,962	46,857
Derivatives
- Swap	264,236	13,212	44,920	36,993	462,413	557,538
- NDF	46,317	18,063	23,159	3,242	-	44,464
- Options	4,522	-	1,673	4,070	-	5,743
- Futures	29,376	13,807	15,569	1,175	-	30,551
Total	16,451,118	11,401,414	2,116,717	2,273,024	3,777,778	19,568,933

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

e. Foreign exchange risk

A summary of the Group’s exposure to foreign exchange risk is presented below, highlighting that the amounts in reais may differ from the figures presented in the consolidated financial information:

	03/31/2026
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(58,237)	54,129	4,108	-
Derivatives
Swap	269,180	(269,180)	-	-
NDF	176,512	(17,454)	-	(159,058)
Options	43,223	(43,223)	-	-
Futures	(435,366)	277,449	(752)	158,669
Total	(4,688)	1,721	3,356	(389)

	12/31/2025
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(39,047)	34,369	4,678	-
Derivatives
Swap	3,695	(3,695)	-	-
NDF	622,499	(520,777)	-	(101,722)
Options	(38,632)	38,632	-	-
Futures	(552,444)	453,096	(1,618)	100,966
Total	(3,929)	1,625	3,060	(756)

4. Cash and cash equivalents

Parent Company	03/31/2026	12/31/2025
Banks - Checking account	1	1
Bank Certificate of Deposits	16,963	29,503
Total	16,964	29,504

Consolidated	03/31/2026	12/31/2025
Banks - Checking account	2,700	3,040
Balances with Brazilian Central Bank	100	1,034
Bank accounts in foreign currency	31,862	3,675
Money market repurchases agreements (1)	83,758	130,043
Total	118,420	137,792

(1)	On March 31, 2026 and December 31, 2025, the repurchase agreements had a substantial resale date for April 1, 2026 and January 2, 2026, respectively.

5. Financial instruments

a. Financial assets at fair value through profit or loss

	Fair / book value
Parent Company	03/31/2026	12/31/2025
Investment fund quotas
- Investment fund quotas	97,251	89,577
Total	97,251	89,577

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

	Fair / book value
Consolidated	03/31/2026	12/31/2025
Government bonds (1)	12,988,707	11,369,995
- Financial treasury bills (LFTs)	324,073	377,269
- National treasury bills (LTN)	1,024,160	1,053,142
- National treasury notes (NTN-B)	9,156,865	8,331,749
- National treasury notes (NTN-F)	2,475,336	1,599,085
- Government bonds of foreign governments	8,273	8,750
Private securities (2)	172,356	174,349
- Certificates of real estate receivables	21,204	26,516
- Certificates of agribusiness receivables	59,833	61,000
- Debentures	91,319	86,833
Investment fund quotas (3)	97,251	168,306
- Investment fund quotas	97,251	168,306
Total	13,258,314	11,712,650

b.   Financial assets at fair value through other comprehensive income

	Fair value/Book value
Consolidated	03/31/2026	12/31/2025
Private securities (2)	1,180,174	1,385,470
- Certificates of real estate receivables	802,695	903,281
- Certificates of agribusiness receivables	52,560	40,772
- Debentures	179,887	326,345
- Commercial notes	145,032	115,072
Investment fund quotas (3)	1,778,922	1,923,285
- Investment fund quotas	1,778,922	1,923,285
Total	2,959,096	3,308,755

(1)	Government bonds are under the custody of the Special Settlement and Custody System (SELIC) of the Brazilian Central Bank whose fair value was calculated by means of prices disclosed by ANBIMA – Brazilian Association of Financial Market and Capital Entities.
(2)	The Certificates of Real Estate Receivables, Certificates of Agribusiness Receivables, Real Estate Credit Bills and Commercial Notes are classified at Fair Value through Profit or Loss (“FVTPL”) or Fair Value through Other Comprehensive Income (“FVTOCI”) and they are registered with the Clearing House of Custody and Financial Settlement of Securities (“B3 S.A.”), the valuation of which is carried out by IPCA or CDI rate + fixed interest rate.

6. Derivative financial instruments

a. Breakdown per index

	03/31/2026
Parent Company	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap
IPCA x CDI	-	-	(1,519)	73,311
Fixed rate x CDI	1,584	72,734	(317)	41,818
Total	1,584	72,734	(1,836)	115,129

	12/31/2025
Parent Company	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap
IPCA x CDI	57	5,070	(1,566)	68,241
Fixed rate x CDI	2,954	73,076	(100)	30,105
Total	3,011	78,146	(1,666)	98,346

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

	03/31/2026
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	909,640	12,321,760	(306,635)	6,194,567
IPCA x CDI	59,005	155,181	(7,405)	74,100
IPCA x Fixed rate	2,865	88,950	-	-
CDI X Dollar	8,167	299,644	-	-
CDI x IPCA	733,251	7,359,020	(259,435)	3,622,423
CDI x Fixed rate	100,744	3,298,385	(9,360)	747,104
CDI X CDI	1,245	656,819	-	-
Fixed rate x CDI	4,363	463,761	(23,454)	1,152,923
Fixed rate x IPCA	-	-	(6,684)	568,937
Dollar x Fixed rate	-	-	(297)	29,080
NDF (Non-deliverable Forward)	45,471	701,475	(37,508)	743,817
Currency term	33,878	501,001	(23,183)	469,819
Dollar x Fixed rate	116	11,943	(23,027)	390,048
Pre x Dollar	19,512	319,723	(156)	79,771
Fixed rate x Yen	14,250	169,335	-	-
Forward commodities	11,593	200,474	(14,325)	273,998
Commodities	11,593	200,474	(14,325)	273,998
Options	132,566	420,962	(26,670)	350,900
Purchase of call options	122,599	141,410	-	-
Purchase of put options	9,967	279,552	-	-
Sale of call options	-	-	(19,624)	266,368
Sale of put options	-	-	(7,046)	84,532
Futures	38,507	4,698,133	(14,114)	2,559,988
Long position	33,285	4,280,654	(6,374)	793,479
DAP	25,717	3,751,662	-	-
DDI	115	2,563	(3,920)	428,079
DI1	3,884	300,346	-	-
DOL	-	-	(2,454)	365,400
WDO	27	23,670	-	-
Currencies - FX	213	158,715	-	-
Commodities - Abroad	3,329	43,698	-	-
Short position	5,222	417,479	(7,740)	1,766,509
DDI	87	30,480	-	-
DI1	-	-	(5,005)	1,720,256
IND	-	-	(349)	13,198
WDO	2,262	369,325	-	-
Currencies - FX	-	-	(4)	752
Commodities - Abroad	2,873	17,674	(2,382)	32,303
Total	1,126,184	18,142,330	(384,927)	9,849,272

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

	12/31/2025
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	869,232	12,509,027	(264,236)	5,878,802
IPCA x CDI	55,722	179,205	(6,984)	50,930
IPCA x Fixed rate	176	32,950	-	-
CDI X Dollar	7,157	201,600	-	-
CDI x IPCA	721,822	6,893,412	(219,779)	3,410,393
CDI x Fixed rate	71,245	2,571,538	(18,275)	1,293,345
CDI x CDI	956	1,031,819	-	-
Fixed rate x CDI	10,655	1,158,766	(19,033)	1,019,468
Fixed rate x IPCA	1,499	439,737	(165)	104,666
NDF (Non-deliverable Forward)	32,552	942,256	(46,317)	1,082,966
Currency term	15,629	640,728	(22,390)	739,690
Dollar x Fixed rate	1,485	78,040	(14,356)	281,355
Pre x Dollar	10,460	451,469	(8,034)	458,335
Fixed rate x Yen	3,684	111,219	-	-
Forward commodities	16,923	301,528	(23,927)	343,276
Commodities	16,923	301,528	(23,927)	343,276
Options	106,239	270,889	(4,522)	192,425
Call of call option	105,234	181,927	-	-
Call of put option	1,005	88,962	-	-
Sale of call option	-	-	(2,488)	103,789
Sale of put option	-	-	(2,034)	88,636
Futures	15,326	3,421,165	(29,376)	5,357,373
Long position	770	889,134	(29,240)	5,067,269
DAP	10	184,490	(2,549)	3,338,065
DDI	-	-	(7,257)	442,942
DI1	532	665,268	-	16,983
DOL	-	-	(15,656)	977,364
WDO	-	-	(2,580)	180,864
Currencies - FX	-	-	(1,127)	101,776
Commodities - Abroad	228	39,376	(71)	9,275
Short position	14,556	2,532,031	(136)	290,104
DDI	3,275	226,286	-	-
DI1	281	1,488,800	(42)	270,864
IND	-	-	(67)	11,475
WDO	4,247	780,406	-	-
Currencies - FX	3	1,617	-	-
Commodities - Abroad	6,750	34,922	(27)	7,765
Total	1,023,349	17,143,337	(344,451)	12,511,566

Financial collateral given for derivative financial instrument transactions with B3 S.A. are represented by government bonds and totaled R$ 296,351 on March 31, 2026 (R$ 375,419 on December 31, 2025).

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

b. Comparison between the cost and fair value

	03/31/2026
Parent Company	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	(246)	1,830	-	1,584
Total	(246)	1,830	-	1,584

Liabilities
Swap	(1,754)	(82)	-	(1,836)
Total	(1,754)	(82)	-	(1,836)

	12/31/2025
Parent Company	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	(350)	3,361	-	3,011
Total	(350)	3,361	-	3,011

Liabilities
Swap	(1,538)	(128)	-	(1,666)
Total	(1,538)	(128)	-	(1,666)

	03/31/2026
Consolidated	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	322,864	590,457	(3,681)	909,640
NDF	46,378	(663)	(244)	45,471
Options	121,735	11,317	(486)	132,566
Futures	38,507	-	-	38,507
Total	529,484	601,111	(4,411)	1,126,184
Liabilities
Swap	(454,439)	147,804	-	(306,635)
NDF	(38,483)	975	-	(37,508)
Options	(26,056)	(614)	-	(26,670)
Futures	(14,114)	-	-	(14,114)
Total	(533,092)	148,165	-	(384,927)

	12/31/2025
Consolidated	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	324,639	548,217	(3,624)	869,232
NDF	30,113	2,530	(91)	32,552
Options	100,008	6,697	(466)	106,239
Futures	15,326	-	-	15,326
Total	470,086	557,444	(4,181)	1,023,349
Liabilities
Swap	(431,095)	166,859	-	(264,236)
NDF	(45,591)	(726)	-	(46,317)
Options	(5,278)	756	-	(4,522)
Futures	(29,376)	-	-	(29,376)
Total	(511,340)	166,889	-	(344,451)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

c. Breakdown per maturity

	03/31/2026
Parent Company	≤3 months	4-12 months	1–3 years	>3 years	Fair value
Assets
Swap	-	28	300	1,256	1,584
Total	-	28	300	1,256	1,584

Liabilities
Swap	3	248	708	877	1,836
Total	3	248	708	877	1,836

	12/31/2025
Parent Company	≤3 months	4-12 months	1–3 years	>3 years	Fair value
Assets
Swap	-	-	388	2,623	3,011
Total	-	-	388	2,623	3,011

Liabilities
Swap	-	354	730	582	1,666
Total	-	354	730	582	1,666

	03/31/2026
Consolidated	≤3 months	4-12 months	1–3 years	>3 years	Fair value
Assets
Swap	62,634	54,820	135,694	656,492	909,640
NDF	19,661	17,749	8,061	-	45,471
Options	26,885	37,512	68,169	-	132,566
Futures	6,528	2,424	2,303	27,252	38,507
Total	115,708	112,505	214,227	683,744	1,126,184
Liabilities
Swap	(877)	(8,446)	(104,467)	(192,845)	(306,635)
NDF	(18,874)	(12,475)	(6,159)	-	(37,508)
Options	(24,045)	(2,625)	-	-	(26,670)
Futures	(5,760)	(1,234)	(4,825)	(2,295)	(14,114)
Total	(49,556)	(24,780)	(115,451)	(195,140)	(384,927)

	12/31/2025
Consolidated	≤3 months	4-12 months	1–3 years	>3 years	Fair value
Assets
Swap	30,256	91,920	155,534	591,522	869,232
NDF	13,982	5,674	12,896	-	32,552
Options	3,840	35,442	66,957	-	106,239
Futures	9,875	4,217	703	531	15,326
Total	57,953	137,253	236,090	592,053	1,023,349
Liabilities
Swap	(605)	(3,075)	(92,378)	(168,178)	(264,236)
NDF	(17,349)	(17,237)	(11,731)	-	(46,317)
Options	(4,344)	(178)	-	-	(4,522)
Futures	(21,677)	(5,022)	(537)	(2,140)	(29,376)
Total	(43,975)	(25,512)	(104,646)	(170,318)	(344,451)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

d. Derivatives offset amount

The BR Partners Group does not have contracts in which the Company or its counterparty has the right to offset the amounts receivable and payable from the separate contracts in the event of default.

e. Derivatives designated as hedge accounting

	03/31/2026
Strategy	Hedging instrument – fair value (1)	Hedged item – fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(187,471)	221,226	936
Total	(187,471)	221,226	936

	12/31/2025
Strategy	Hedging instrument - fair value (1)	Hedged item – fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(188,825)	213,886	2,358
Total	(188,825)	213,886	2,358

(1)	The Group uses DI and DAP futures contracts, traded on B3 S.A., as a hedging instrument related to the interest rate risk of fixed and floating-rate funding selected for hedging. Daily adjustments related to futures contracts are recorded under “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments”.
(2)	Balances presented on an accumulated basis for purposes of comparing the changes in the fair value of the instruments versus the hedged item.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

7.  Financial asset at amortized cost

Valued at amortized cost

There was no balance in the parent company for the period ended March 31, 2026 and year ended December 31, 2025, respectively.

Consolidated	03/31/2026	12/31/2025
Loans (1)	158,926	184,958
Other financial assets at amortized cost	295,353	939,232
- Foreign exchange (2)	157,043	778,918
- Services receivable (3)	123,392	130,532
- Deposits (4)	5,644	5,492
- Other amounts	9,274	24,290
Total	454,279	1,124,190

(1)	Refers to operations with clients of BR Partners Banco de Investimento S.A., represented by Bank Credit Notes and Real Estate Credit Notes.
(2)	It refers to a purchased foreign exchange contract whose settlement was carried out on April 1, 2026 and January 2, 2026, respectively.
(3)	Refer to services provided to clients and reimbursements receivable on expenditures defined in the service agreement.
(4)	Refers to a security deposit in the amount of R$ 5,366 (R$ 5,262 as of December 31, 2025) and a labor court deposit in the amount of R$ 278 (R$ 230 as of December 31, 2025).

8.  Related party transactions

The transactions between related parties were carried out in terms equivalent to those prevailing in transactions between independent parties.

	Direct controlling shareholder(1)		Associated companies/subsidiaries(2)		Total
Parent Company	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Assets/(Liabilities)
Amounts receivable	-	-	55,496	55,496	55,496	55,496
Derivative financial instruments	-	-	(253)	1,345	(253)	1,345
Fund quotas	-	-	97,251	89,557	97,251	89,557
Amounts payable	(7,072)	(1,708)	(4,387)	(7,713)	(11,459)	(9,421)
Result/(Expenses)
Result from derivatives	-	-	(1,598)	1,345	(1,598)	1,345
Revenue from investment in investment fund	-	-	7,694	4,892	7,694	4,892

	Direct controlling shareholder(1)		Associated companies(2)		Key management personnel(3)		Total
Consolidated	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Assets/(Liabilities)
Fund quotas	-	-	97,251	89,557	-	-	97,251	89,557
Time deposit certificate – Client deposit (4)	(1,063)	(1,497)	(15,597)	(10,345)	(3,066)	(2,096)	(19,726)	(13,938)
Amounts payable	(6,009)	(385)	(4,387)	-	-	-	(10,396)	(385)
Result/(Expenses)
Revenue from investment in investment fund	-	-	7,694	4,892	-	-	7,694	4,892
Interest expense	(44)	(54)	(1,004)	(1,678)	(103)	(496)	(1,151)	(2,228)

(1)	BR Partners Holdco Participações S.A.
(2)	Other companies of BR Partners Group, BR Partners Outlet Premium Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada and BR Partners Fundo de Investimento Financeiro.
(3)	Members of Board of Directors and Executive Board.
(4)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to March 1, 2029 at an average rate of 101% of CDI.

Remuneration rates presented above refer to the operations existing on March 31, 2026.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

a.   Remuneration of key personnel

	Three-month period ended
Parent Company	03/31/2026	03/31/2025
Directors’ fee	918	491
Social charges	184	98
Total	1,102	589

	Three-month period ended
Consolidated	03/31/2026	03/31/2025
Directors’ fee	14,655	11,628
Social charges	2,931	2,326
Total	17,586	13,954

Key management personnel is represented by the Company’s statutory executive board and Board of Directors who, in addition to dividends arising from their interests in BR Partners Holdco Participações S.A., receive remuneration for services rendered at the Company which is recorded under “Personnel expenses”.

9.  Investments in subsidiaries

Parent Company	12/31/2025	Equity in net income of subsidiaries	Other comprehensive income(1)	03/31/2026
BR Partners Assessoria Financeira Ltda.	1,778	(1,984)	(270)	(476)
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	946	(58)	-	888
BR Partners Mercados de Capitais Ltda.	1,000	27,324	-	28,324
BR Partners Participações Financeiras Ltda.	621,172	(1,731)	(8,408)	611,033
BR Partners Gestão de Recursos Ltda.	2,003	11,959	-	13,962
BR Partners Assessoria em Soluções de Capital Ltda.	500	1,067	-	1,567
Total	627,399	36,577	(8,678)	655,298

Parent Company	12/31/2024	Equity in net income of subsidiaries	Dividends received	Payment of capital	Other comprehensive income(1)	12/31/2025
BR Partners Assessoria Financeira Ltda.	1,326	41,193	(41,193)	-	452	1,778
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	-	(53)	(105)	1,104	-	946
BR Partners Mercados de Capitais Ltda.	1,000	26,296	(26,296)	-	-	1,000
BR Partners Participações Financeiras Ltda.	691,344	39,039	(107,687)	-	(1,524)	621,172
BR Partners Gestão de Recursos Ltda.	2,000	47,517	(47,514)	-	-	2,003
BR Partners Assessoria em Soluções de Capital Ltda.	500	24,092	(24,092)	-	-	500
Total	696,170	178,084	(246,887)	1,104	(1,072)	627,399

(1)	Represented by reflective equity valuation adjustments recorded at BR Partners Banco de Investimento S.A. and BR Partners Assessoria Financeira Ltda.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

10.  Other amounts payable

	Parent Company		Consolidated
	03/31/2026	12/31/2025	03/31/2026	12/31/2025
Dividends payable	19,284	385	19,284	385
Amounts payable to related companies	84	9,036	-	-
Lease liabilities(1)	-	-	36,066	32,568
Provision payable for expenses on personnel	43	23	4,928	3,859
Provision for contingency (Note 19.b)	-	-	570	556
Provision for surety bonds provided(2)	-	-	192	197
Future year earnings	-	-	2,249	2,419
Other	-	-	10,422	2,707
Total	19,411	9,444	73,711	42,691

(1)	The Group leases floors of a commercial building for a period of 10 years. As of April 31, 2026 and December 31, 2025, the non-cancelable minimum lease amounts are presented between 1 and 10 years.
(2)	Refers to commissions on endorsements and sureties currently found in the credit portfolio of BR Partners Banco de Investimento S.A. (Note 19.a.)

11.  Financial liabilities

a. Financial assets at fair value through profit or loss

	Fair value/Book value
Consolidated	03/31/2026	12/31/2025
Obligations for loans of financial instruments	1,268	33,222
Total	1,268	33,222

b. Amortized cost

Consolidated	≤3 months	4–12 months	1–3 years	>3 years	03/31/2026	12/31/2025
Client deposits	99,021	710,974	440,846	1,163	1,252,004	1,637,964
- Time deposit(1)	99,021	710,974	429,578	1,163	1,240,736	1,626,884
- Interbank deposits	-	-	11,268	-	11,268	11,080
Repurchase agreements	11,332,812	-	-	-	11,332,812	9,938,917
- Government bonds(2)	10,640,598	-	-	-	10,640,598	9,066,958
- Private securities(2)	692,214	-	-	-	692,214	871,959
Debt issued and others	484,471	1,176,121	1,536,420	722,973	3,919,985	3,703,658
- Financial bills(3)	484,471	1,176,121	1,536,420	-	3,197,012	2,993,031
- Subordinated financial bills eligible for capital– Tier II(4)	-	-	-	285,147	285,147	274,452
- Financial bills – supplementary capital(5)	-	-	-	437,826	437,826	436,175
Other financial liabilities	158,615	-	-	-	158,615	781,663
- Obligations with foreign exchange purchase(6)	158,615	-	-	-	158,615	781,663
Total	12,074,919	1,887,095	1,977,266	724,136	16,663,416	16,062,202

(1)	For fixed-rate Bank Deposit Certificates (“CDB”), the remuneration rate is between 9.92% and 16.49% p.a. and for floating-rate CDBs, the remuneration rate is between 96.1% and 113.8% of the DI, 100% of DI + 0.05% to 2.50% p.a. and IPCA + 4.87% and 9.18% p.a.
(2)	For repurchase agreements linked to government bonds (“NTN-B”, “NTN-F” and “LTN”), the yield rate is 14.65% p.a. and, for private securities (Debentures, CRI and CRA), the average yield rate is 93.6% of DI.
(3)	For fixed-rate Financial Bills (“LF”), the remuneration rate is 11.38% p.a., and for floating-rate LFs the remuneration rate is between 100% and 109.57% of the DI + 0.49–2.94% p.a. and 100% of the IPCA + 6.39– 6.58% p.a.
(4)	For fixed Subordinated Financial Bills Eligible to Capital (“LFSN”), the remuneration rate is 11.38%, and for floating-rate LFSN the remuneration rate is between 100% and 109.6% of the DI, 100% of DI + 1–2.94% and 100% of the IPCA + 6.39%.
(5)	The Perpetual Subordinated Financial Bills, eligible for the composition of the complementary capital, are remunerated at floating rates of 100% of the DI + 1.80–2.50% p.a.
(6)	Refers to the obligation linked to a purchased foreign exchange contract, whose settlement occurred on April 1, 2026.

Remuneration rates presented above refer to the operations existing on March 31, 2026.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

12.  Shareholders’ equity

a. Capital

The Company’s share capital, fully subscribed and paid in totaling R$ 674,940 at March 31, 2026 (R$ 674,940 at December 31, 2025), is represented by 314,987 shares: 200,546 registered, book-entry common shares with no par value and 114,441 registered preferred, book-entry shares with no par value as of March 31, 2026 and December 31, 2025.

b. Profit reserve

The legal reserve is increased annually by an allocation of 5% of net income for the year, and may not exceed 20% of the Company’s share capital. The purpose of the legal reserve is to guarantee that the share capital is paid up and it is used solely to offset losses and increase capital. Other profit reserves refer to the retention of the remaining balance of retained earnings, pursuant to article 196 of Brazil’s Corporation Act.

c. Net earnings per share

Basic earnings per share are calculated by dividing profit attributable to the Company’s shareholders by the weighted average number of common shares for the period.

For the periods ended March 31, 2026 and 2025, there are no potential common and preferred shares in the Group for dilution purposes. Therefore, the basic and diluted earnings per share are the same.

	03/31/2026	03/31/2025
Profit attributable to the Group’s shareholders	37,714	43,123
Weighted average of shares issued	314,987	314,987
Basic earnings and diluted per share (in Reais)	0.12	0.14

d. Dividends

Shareholders will be entitled to a non-cumulative mandatory minimum dividend, corresponding to 25% of the adjusted net income, as set forth in the Article 191 of Brazil’s Corporation Act, reduced or increased by the amounts provided for in item I of Article 202 of the Brazil’s Corporation Act and subject to the provisions of item II and III of the same article, as applicable.

13.  Revenue

The following summary discloses the service revenues (revenue from contracts with customers) and the other accounting items that composes the consolidated total revenue disaggregated by line of business:

	Three-month period ended 03/31/2026
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	84,062	-	84,062
Treasury Sales & Structuring	24	18,548	18,572
Investments and Wealth Management	4,110	-	4,110
Capital Remuneration	-	28,063	28,063
Total	88,196	46,611	134,807

	Three-month period ended 03/31/2025
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	78,486	-	78,486
Treasury Sales & Structuring	-	17,205	17,205
Investments and Wealth Management	3,380	-	3,380
Capital Remuneration	-	28,415	28,415
Total	81,866	45,620	127,486

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

14.  Net interest revenue (expense) and gains (losses) on financial instruments

	Three-month period ended
Parent Company	03/31/2026	03/31/2025
- Income from financial assets at fair value through profit or loss	9,809	6,487
- Expenses with financial assets at fair value through profit or loss	(3,045)	(1,615)
Net interest revenue (expense) and gains (losses) on financial instruments	6,764	4,872

	Three-month period ended
Consolidated	03/31/2026	03/31/2025
Interest revenues
- Income from loans	7,963	19,030
- Income from guarantees granted	619	508
Financial assets
- At amortized cost	-	3,542
- At fair value through profit or loss	867,833	529,455
Total interest revenues	876,415	552,535

Interest expenses
- Funding expenses	(232,491)	(381,971)
- Positive (negative) fair value - funding (Hedged Item)	(1,422)	1,205
Financial assets
- At fair value through profit or loss	(665,425)	(103,688)
Total interest expenses	(899,338)	(484,454)

Net gains (losses) from operations in foreign currency
Foreign exchange income	16,602	19,566
Foreign exchange expenses	(15,154)	(18,446)
Total	1,448	1,120

Gains (losses), net of financial assets and liabilities at fair value through profit or loss
Income from derivative operations	1,882,154	1,292,230
Expenses on derivative operations	(1,814,068)	(1,315,811)
Total	68,086	(23,581)

Net interest revenue (expense) and gains (losses) on financial instruments	46,611	45,620

15.  Administrative expenses

	Three-month period ended
Parent Company	03/31/2026	03/31/2025
Outsourced service expenses	502	3,473
Financial system service expenses	96	121
Data processing expenses	30	29
Tax expenses	169	9
Other expenses	355	224
Total	1,152	3,856

	Three-month period ended
Consolidated	03/31/2026	03/31/2025
Outsourced service expenses	26,167	13,854
Financial system service expenses	1,149	1,769
Data processing expenses	3,341	2,737
Amortization and depreciation expenses	2,537	2,485
Rent expenses	1,261	1,530
Tax expenses	1,669	1,145
Other expenses	4,986	4,100
Total	41,110	27,620

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

16.  Tax expenses

	Three-month period ended
Consolidated	03/31/2026	12/31/2025
Revenues from rendering of services
- PIS	638	699
- COFINS	2,995	3,407
- ISS	4,361	4,017
Income (loss) from financial instruments net of interest
- PIS	6	364
- COFINS	43	2,254
Total	8,043	10,741

17. Income taxes

a. Current and deferred taxes

	Three-month period ended
Parent Company	03/31/2026	03/31/2025
Profit before income tax	40,330	43,303
Rate (25% Income Tax (IR) and 9% Social Contribution (CSLL))	(13,712)	(14,723)
Effect of additions and deductions on the calculation of taxes
- Additions/permanent exclusions	(1,035)	(634)
- Temporary differences without recording deferred tax assets	(38)	2,249
- Additions/exclusions – Undistributed earnings in equity method investees	12,436	14,865
Deferred - formation/(reversal) for the period	-	(180)
Tax losses and negative basis	(267)	(1,757)
Deferred income tax and social contribution in the periods	2,616	(180)

	Three-month period ended
Consolidated	03/31/2026	03/31/2025
Profit before income tax and social contribution	43,756	54,243
Total income tax and social contribution charge at current rates	(14,877)	(18,443)
Effect of additions and deductions on the calculation of taxes:
- Permanent additions/(exclusions)	(704)	807
- Temporary differences without recording deferred tax assets	(38)	164
- Other(1)	9,577	6,352
Income tax and social contribution in the periods	(6,042)	(11,120)
Effective rate	13.8%	20.5%
Deferred income tax and social contribution	458	(7,312)
Current income tax and social contribution	(6,500)	(3,808)
Income tax and social contribution in the periods	(6,042)	(11,120)

(1)	Basically includes: (i) adjustment for the different rates of non-financial companies taxed based on the presumed profit (BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Soluções de Capital Ltda., BR Partners Corretora de Seguros Ltda. and BR Partners Assessoria Financeira Rio de Janeiro Ltda.); and (ii) difference in the financial institution’s tax rate.

b.   Deferred tax assets and liabilities

Parent Company	12/31/2025	Constitution	Realization /(Write-off)	03/31/2026
Tax loss and negative basis of social contribution	5,607	-	-	5,607
Total deferred tax assets	5,607	-	-	5,607
Deferred tax obligations on fair value of financial assets	15,656	2,714	(98)	18,272
Total deferred tax liabilities	15,656	2,714	(98)	18,272
Total net deferred tax assets (liabilities)	(10,049)	2,714	(98)	(12,665)

Parent Company	12/31/2024	Constitution	Realization /(Write-off)	03/31/2025
Tax loss and negative basis of social contribution	3,060	2,201	(297)	4,964
Total deferred tax assets	3,060	2,201	(297)	4,964
Deferred tax obligations on fair value of financial assets	20,840	2,176	(91)	22,925
Total deferred tax liabilities	20,840	2,176	(91)	22,925
Total net deferred tax assets (liabilities)	(17,780)	25	(206)	(17,961)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

Consolidated	12/31/2025	Constitution	Realization /(Write-off)	03/31/2026
Temporary differences	13,504	895	(177)	14,222
Adjustment to fair value of financial assets recorded in other comprehensive income	8,874	9,124	(2,245)	15,753
Tax loss and negative basis of social contribution	70,047	55,231	(964)	124,314
Total deferred tax assets	92,425	65,250	(3,386)	154,289
Deferred tax obligations on fair value of financial assets	169,272	72,755	(19,435)	222,592
Deferred IRPJ and CSLL on revenue on the cash basis	6,824	3,912	(2,704)	8,032
Total deferred tax liabilities	176,096	76,667	(22,139)	230,624
Total net deferred tax assets and (liabilities)	(83,671)	(11,417)	18,753	(76,335)

Consolidated	12/31/2024	Constitution	Realization /(Write-off)	03/31/2025
Temporary differences	33,178	1,459	(8,674)	25,963
Adjustment to fair value of financial assets recorded in other comprehensive income	7,626	5,786	(4,893)	8,519
Tax loss and negative basis of social contribution	54,835	31,021	(21,408)	64,448
Total deferred tax assets	95,639	38,266	(34,975)	98,930
Deferred tax obligations on fair value of financial assets	141,816	40,228	(31,908)	150,136
Deferred IRPJ and CSLL on revenue on the cash basis	6,283	3,714	(2,324)	7,673
Total deferred tax liabilities	148,099	43,942	(34,232)	157,809
Total net deferred tax assets and (liabilities)	(52,460)	(5,676)	(743)	(58,879)

18.  Operating segments

The Group has a single reportable segment as of March 31, 2026 and December 31, 2025. This segment offers investment banking services, which are administered and managed according to the products offered. Thus, there are no differences from the last consolidated annual financial statements in terms of the segmentation basis.

19.  Other information

a.   Guarantees, endorsements, and sureties

	03/31/2026	12/31/2025
Bank guarantees provided	170,042	158,899
Provision for financial guarantees provided	(192)	(197)
Total	169,850	158,702

b.   Contingencies

Tax provision

In the tax level, there are no lawsuits whose risk of loss is probable or possible in the period March 31, 2026 and year ended December 31, 2025, respectively.

Civil provision

In the civil level, there are no lawsuits whose risk of loss is probable or possible in the period March 31, 2026 and year ended December 31, 2025, respectively.

Labor provision

As of March 31, 2026, the labor lawsuits classified by Management and our legal advisors as probable losses are recorded in the amount of R$ 568 (R$ 556 as of December 31, 2025). There are no labor lawsuits classified as possible loss in the period ended March 31, 2026 and the year ended December 31, 2025, respectively.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

c. Third party fund management (unaudited)

The assets under management and the assets under advisory services managed by the Company are shown below:

	Amount under management
Type	03/31/2026	12/31/2025
FIM – Multimarket Investment Fund	2,354,999	2,107,961
Fundo de Investimento em Participações	657,492	630,725
International Investment Fund	693,306	699,269
Domestic Managed Portfolios	400,460	308,589
International Managed Portfolios	1,996,840	2,194,309

d. New and revised CPCs / IFRSs and laws issued and not yet applicable

The following amendments to standards were issued by the IASB but are not effective for the quarter ended March 31, 2026. The early adoption of pronouncements, although encouraged by the IASB, is not allowed in Brazil by the Accounting Pronouncement Committee (CPC). At the date of authorization of these financial statements, the Group has not adopted the new and revised IFRSs/CPCs below.

●	CPC 51 / IFRS 18 “Presentation and disclosure in financial statements”: IFRS 18 replaces IAS 1 – Presentation of Financial Statements, carrying over several unchanged requirements from IAS 1 (equivalent to CPC 26) and supplementing them with the new requirements. In addition, some paragraphs of IAS 1 have been moved to IAS 8 – Accounting Policies, Changes in Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. The IASB has also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share.

The new requirements of CPC 51/IFRS 18 are:

-	Present specific categories and subtotals defined in the statement of profit or loss;

-	Present disclosures on the performance measures defined by Management (MPMs - Management-defined Performance Measures) in the notes to the financial statements;

-	Improvements linked to information aggregation and disaggregation requirements.

The Group must adopt CPC 51 / IFRS 18 for annual reporting periods beginning on or after January 1, 2027. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when the Group applies CPC 51 / IFRS 18.

This pronouncement requires retrospective application with specific transition provisions.  The Accounting Pronouncement Committee in Brazil approved on October 10, 2025, the mandatory adoption of the technical pronouncement through CPC 51 – Presentation and Disclosure in Financial Statements, which corresponds to the international Pronouncement IFRS 18 – Presentation and Disclosure in Financial Statements.

The Company’s Management is in the process of assessing the potential effects and impacts of the pronouncement on the primary financial statements and respective disclosures.

●	CPC 45 / IFRS 19 “Subsidiaries without public accountability”: this pronouncement allows an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The new pronouncement must not have a significant impact on BR Partners’ parent company and consolidated financial statements.

These new changes should not impact the Group’s parent company and consolidated financial statements.

●	The Constitutional Amendment 132/2023 and the Complementary Law 214/2025 established the Tax Reform in Brazil, with a transition period starting in 2026 and concluding by 2033. The new model replaces the taxes PIS, Cofins, ICMS, ISS, and part of IPI with three new taxes, namely CBS, IBS and IS.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

20.  Financial instruments – Fair value

i. Accounting classification and fair values

Fair value is classified for by the Company in accordance with the evaluation method of financial instruments. The different levels were defined as follow:

●	Level 1: prices quoted (not adjusted) in active markets for assets and liabilities defined;

●	Level 2: the evaluation uses information, in addition to quoted prices included in Level 1, information included in level 1 that are observable in the market for the asset or liability, either directly (prices) or indirectly (derived from prices);

●	Level 3: the evaluation uses significant information which is not based on observable market data, i.e., non-observable inputs built by the Company’s Management.

A summary of the fair value hierarchy of assets and liabilities at fair value, classified according to the Company’s pricing methodology is presented below:

Parent Company	Level 1	Level 2	Level 3	03/31/2026
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	97,251	97,251
- Derivative financial instruments	-	1,584	-	1,584
Total	-	1,584	97,251	98,835

Parent Company	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	89,557	89,557
- Derivative financial instruments	-	3,011	-	3,011
Total	-	3,011	89,557	92,568

Consolidated	Level 1	Level 2	Level 3	03/31/2026
Financial assets at fair value through profit or loss
- Government bonds	12,988,707	-	-	12,988,707
- Private securities	-	172,356	-	172,356
- Investment fund quotas	-	-	97,251	97,251
- Derivative financial instruments	38,507	917,682	169,995	1,126,184
Financial assets at fair value through other comprehensive income
- Private securities	-	1,180,174	-	1,180,174
- Investment fund quotas	-	1,778,922	-	1,778,922
Total assets at fair value	13,027,214	4,049,134	267,246	17,343,594
Financial liabilities at fair value through profit or loss
- Liability for the sale of financial instruments	1,268	-	-	1,268
- Derivative financial instruments	14,114	324,428	46,385	384,927
Total liabilities at fair value	15,382	324,428	46,385	386,195

Consolidated	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Government bonds	11,369,995	-	-	11,369,995
- Private securities	-	174,349	-	174,349
- Investment fund quotas	78,749	-	89,557	168,306
- Derivative financial instruments	15,326	868,828	139,195	1,023,349
Financial assets at fair value through other comprehensive income
- Private securities	-	1,385,470	-	1,385,470
- Investment fund quotas	259,072	1,664,213	-	1,923,285
Total assets at fair value	11,723,142	4,092,860	228,752	16,044,754
Financial liabilities at fair value through profit or loss
- Liability for the sale of financial instruments	33,222	-	-	33,222
- Derivative financial instruments	29,376	294,129	20,946	344,451
Total liabilities at fair value	62,598	294,129	20,946	377,673

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

ii. Valuation techniques and unobservable assumptions

-	Financial assets measured at fair value - Level 2

●	Financial assets at fair value through profit or loss and other comprehensive income:

The fair value of government bonds is determined through mark-to-market (MtM) using the current sector rates and curves. For private securities, the fair value is calculated by projecting the future value — based on the contractual indexes (Prefixed, CDI, IPCA, IGPM) — discounted to present value using the respective market curves until maturity.

●	Derivative financial instruments (Swap and NDF):

The fair value of Swaps is determined by the present value of estimated future cash flows, using interbank interest rates and market future prices. The calculation includes credit risk adjustments for the counterparty and the Group itself (CDS spreads or traded bonds). In the case of cash flow Swaps, the MtM consolidates the present value of each parent company installment individually. For NDFs, the fair value is obtained by projecting the future price of the underlying asset until maturity, discounted to present value using the current market reference rates.

-	Financial asset measured at fair value - Level 3

●	Equity investment fund quotas: The fair value is measured by the present value of the expected future payments, using discount rates adjusted for risk. For investments in real estate and commercial equity, the model is based on unobservable assumptions (Level 3), such as projections of results, growth, and inflation. The evaluation is sensitive to variations: higher cash flows or lower discount rates increase the estimated fair value, and vice versa.

●	Derivative financial instruments (options and swap): The fair value of options is composed of the intrinsic value (difference between the asset price and the strike price) and the time value (potential for appreciation until expiration). The measurement uses unobservable data (Level 3), such as expected volatility, interest rates, dividends, and internal funding rates. The award is sensitive to variations in these inputs: higher volatility, time to expiration, or dividends generally increase the fair value, while the time value converges to zero at expiration. The adjustments to fair value arising from the financing costs of certain swap contracts reflect changes in the fair value of said contracts given their cash flow profile over time and/or the guarantees provided. The unobservable data used for the swaps is related to the internal funding rate.

iii.   Reconciliation of Level 3 fair values

The following table presents a reconciliation of the opening and closing balances of financial instruments classified as Level 3 at fair value:

a. Investment fund quotas	FVTPL Outlet	FVTPL BR FIM	Total
December 31, 2024	87,955	29,940	117,895
Principal amortization	(13,089)	-	(13,089)
Receipt of interest	(20,140)	-	(20,140)
Fair value increase	948	3,943	4,891
December 31, 2025	55,674	33,883	89,557
Fair value increase	5,354	2,340	7,694
March 31, 2026	61,028	36,223	97,251

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais)

b. Derivative financial instruments

	FVTPL - Options	FVTPL - Options
Options	Assets	Liabilities
December 31, 2024	18,817	(17,837)
Premiums paid (received)	106,238	(4,522)
Fair value increase (decrease)	(18,816)	17,837
December 31, 2025	106,239	(4,522)
Premiums paid (received)	241,065	(177,321)
Fair value increase (decrease)	(214,738)	155,173
March 31, 2026	132,566	(26,670)

Swap	Assets	Liabilities

Cost value	(37,795)	(19,702)
Fair value adjustment	39,353	(8,250)
Fair value adjustment (level 3)	31,443	11,528
Credit Valuation Adjustment	(45)	-
Balance at December 31, 2025	32,956	(16,424)

Cost value	(50,404)	(24,772)
Fair value adjustment	48,610	(5,303)
Fair value adjustment (level 3)	39,249	10,360
Credit Valuation Adjustment	(26)	-
Balance at March 31, 2026	37,429	(19,715)

Change in funding valuation adjustment	7,806	(1,168)

Total of level 3 derivative financial instruments at December 31, 2025	139,195	(20,946)
Total of level 3 derivative financial instruments at March 31, 2026	169,995	(46,385)

iv. Sensitivity analysis of financial assets classified as Level 3

Sensitivity analysis for financial instruments classified as Level 3 is essential to understand the uncertainty associated with fair value estimates. These instruments are measured based on unobservable market data, which significantly implies a high level of judgment and estimation by management.

For the performance of the analysis, we consider the main assumptions that influence fair value, such as discount rates, volatility, average internal funding rates and other factors specific to financial instruments. For example, a change in the discount rate can have a substantial impact on fair value, reflecting changes in market conditions or economic expectations.

Furthermore, the volatility of the prices of the underlying assets can directly affect the valuation of financial instruments classified as Level 3. Greater volatility can increase uncertainty and, consequently, the range of possible changes in fair value.

Other factors, such as changes in economic conditions or the regulatory environment, can also influence fair value estimates. Management monitors these matters and adjusts the valuation as necessary to make sure that the values have been adequately reported reflecting market conditions and associated risks, as well as the interrelationships that exist between these variables and the fair value of the financial instruments.

During the period ended March 31, 2026 and 2025, there were no changes in the measurement method of financial assets and liabilities that would imply the reclassification of assets and liabilities between different levels of the fair value hierarchy.